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January 18, 2023

BY EDGAR

Mr. Joseph Ambrogi

Mr. Jeffrey Gabor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Anzu Special Acquisition Corp I

Preliminary Proxy Statement on Schedule 14A

Filed December 29, 2022

File No. 001-40133

Dear Mr. Ambrogi and Mr. Gabor:

This letter (this “Response Letter”) is submitted on behalf of Anzu Special Acquisition Corp I (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 11, 2023 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-40133), which was filed by the Company with the Commission on December 29, 2022 (the “Preliminary Proxy Statement”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.

In addition, the Company has revised certain disclosures in the Preliminary Proxy Statement in response to comments delivered by the staff of the Division of Investment Management of the Commission in a telephone conference on January 9, 2023. Attached as Exhibit A hereto are the revised pages, which are marked to show changes to the Preliminary Proxy Statement filed on December 29, 2022.

Preliminary Proxy Statement filed December 29, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 1

The Company respectfully advises the Staff that the Company’s sponsor, Anzu SPAC GP I LLC, is not, is not controlled by, does not have any members who are, and has no substantial ties with, a non-U.S. person.

* * * *

If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at andycampbell@mofo.com or (202) 887-1584.

Sincerely,

/s/ Andrew P. Campbell
Andrew P. Campbell

Cc:	Dr. Whitney Haring-Smith, Chief Executive Officer

Daniel J. Hirsch, Chief Financial Officer and Corporate Secretary

Anzu Special Acquisition Corp I

Justin R. Salon

Morrison & Foerster LLP

EXHIBIT A

(See attached.)

100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable, including the deduction of the amount of any excise tax, if applicable), divided by the total number of then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Anzu’s remaining stockholders and the Board, liquidate and dissolve, subject in each case to Anzu’s obligations under the Delaware General Corporation Law (the “DGCL”) to provide for claims of creditors and the requirements of other applicable law. Under recently issued Treasury guidance, redemptions of the Public Shares in connection with a complete liquidation of the Company generally would not be subject to the excise tax. There will be no distribution from the Trust Account with respect to Anzu’s warrants, which will expire worthless in the event of our winding up. In addition, Anzu’s securityholders would lose the opportunity to invest in a successor operating business following a Business Combination, including the potential appreciation in the value of Anzu’s securities following such a transaction.

The Class B Holders waived their right to participate in any liquidation distribution with respect to the 10,625,000 shares of Class B Common Stock held by them. There will be no distribution from the Trust Account with respect to Anzu’s warrants, which will expire worthless in the event Anzu dissolves and liquidates the Trust Account. In addition, if the Maximum Redemption Condition is not met and is not waived by the Board in its sole discretion, even if the Extension Amendment Proposal is approved, Anzu will not proceed with the Charter Extension.

Q:	If the Extension Amendment Proposal is approved, what happens next?

A:	If the Extension Amendment Proposal is approved and the Maximum Redemption Condition is met, Anzu will file the Charter Amendment with the Delaware Secretary of State and will continue to attempt to consummate a Business Combination until the applicable Termination Date. Anzu will not proceed with the Charter Extension, even if the Extension Amendment is approved, if the Maximum Redemption Condition is not met (WHICH REQUIRES THAT A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS DO NOT REDEEM OR REDEEM ONLY A PORTION OF THEIR PUBLIC SHARES). The Board reserves the right in its sole discretion to waive the Maximum Redemption Condition and proceed with the Charter Extension Amendment Proposal, notwithstanding the Maximum Redemption Condition not being met.

If the Extension Amendment Proposal is approved and the Charter Extension is implemented, the removal from the Trust Account of the amount equal to the pro rata portion of funds available in the Trust Account with respect to such redeemed Public Shares will reduce the amount remaining in the Trust Account and increase the percentage interest of Anzu held by the Sponsor.

If the Extension Amendment Proposal is approved and if, following such approval, Anzu has at least $40.0 million remaining in the Trust Account after taking into account the Redemptions, Anzu has agreed to waive its right under the Certificate of Incorporation to withdraw up to $100,000 of interest from the Trust Account to pay dissolution expenses.

Q:	If I vote for or against the Extension Amendment Proposal, do I need to request that my shares be redeemed?

A:	Yes. Whether you vote “for” or “against” the Extension Amendment Proposal, or do not vote at all, you will need to submit a redemption request for your shares if you choose to redeem. However, even if the Extension Amendment Proposal is approved, Anzu will not proceed with the Charter Extension unless the Maximum Redemption Condition is met or is waived by the Board in its sole discretion.

Q:	How are the funds in the Trust Account currently being held?

A:	Anzu intends, until the earlier of (a) the consummation of the Business Combination and (b) the liquidation of the Trust Account, to continue to maintain the Trust Account funds in cash equivalents, which currently consist of United States government securities and government money market funds registered under the Investment Company Act.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, a proposed rule that would provide SPACs a safe harbor from registration under the Investment Company Act if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

~~Because the SPAC Rule Proposals have not yet been adopted, there is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC in certain circumstances~~There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC in certain circumstances. To mitigate the risk of us being deemed an investment company under the Investment Company Act, we could liquidate the investments in the Trust Account and hold all funds in the Trust Account in cash. However, we intend to maintain the Trust Account in cash equivalents as described above. As a result, the risk that we may be considered an unregistered investment company is greater than that of a SPAC that has elected to liquidate such investments and to hold all funds in its trust account in cash. If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted and we may be subject to regulatory enforcement or other risks. For more information, see the section entitled “Risk Factors”.

Q:	Am I being asked to vote on a Business Combination at this Stockholder Meeting?

A:	No. You are not being asked to vote on a Business Combination at this time. If the Charter Extension is implemented and you do not elect to redeem your Public Shares, provided that you are a stockholder on the record date for the stockholder meeting to consider a Business Combination, you will be entitled to vote on a Business Combination when it is submitted to stockholders and will retain the right to redeem your Public Shares for cash in connection with a Business Combination or liquidation.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether or not you are a holder of Public Shares on the Record Date (so long as you are a holder at the time of exercise), or whether you are a holder and vote your Public Shares on the Extension Amendment Proposal (for or against) or any other proposal described in this proxy statement. As a result, the Charter Extension can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq. However, Anzu will not proceed with the Charter Extension unless the Maximum Redemption Condition is met or is waived by the Board in its sole discretion.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. Stockholders may send a later-dated, signed proxy card to Anzu Special Acquisition Corp I, at 12610 Race Track Road, Suite 250, Tampa, FL 33626, so that it is received by Anzu prior to the vote at the Stockholder Meeting (which is scheduled to take place on , 2023) or attend the virtual Stockholder Meeting and vote electronically. Stockholders also may revoke their proxy by sending a notice of revocation to Anzu’s Chief Executive Officer, which must be received by Anzu’s Chief Executive Officer prior to the vote at the Stockholder Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	How are votes counted?

A:	Votes will be counted by the inspector of election appointed for the Stockholder Meeting, who will separately count “FOR” and “AGAINST” votes and abstentions. The approval of the Extension Amendment Proposal requires the affirmative vote of at least sixty-five percent (65%) of the issued and outstanding shares of Common Stock. Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock who are present in person or represented by proxy and entitled to vote thereon at the Stockholder Meeting.

RISK FACTORS

In addition to the below risk factors, you should consider carefully all of the risks described in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022, any subsequent Quarterly Report on Form 10-Q filed with the SEC and in the other reports we file with the SEC before making a decision to invest in our securities. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

There are no assurances that the Charter Extension will enable us to complete a Business Combination.

Approving the Charter Extension involves a number of risks. Even if the Charter Extension is approved, the Company can provide no assurances that a Business Combination will be considered or consummated prior to the Charter Extension Date. Our ability to consummate any Business Combination is dependent on a variety of factors, many of which are beyond our control. If the Charter Extension is approved, the Company expects to continue to pursue opportunities for Business Combinations, negotiate transaction documents and then seek stockholder approval of a Business Combination. Although we have entered into a letter of intent regarding a business combination, there can be no assurances that we will be able to complete that business combination or any other Business Combination prior to the Charter Extension Date.

We are required to offer stockholders the opportunity to redeem shares in connection with the Extension Amendment Proposal, and we will be required to offer stockholders redemption rights again in connection with any stockholder vote to approve a Business Combination. Even if the Charter Extension or a Business Combination are approved by our stockholders, it is possible that redemptions will leave us with insufficient cash to consummate a Business Combination on commercially acceptable terms, or at all. The fact that we will have separate redemption periods in connection with the Charter Extension and a Business Combination vote could exacerbate these risks. Other than in connection with a redemption offer or liquidation, our stockholders may be unable to recover their investment except through sales of our shares on the open market. The price of our shares may be volatile, and there can be no assurance that stockholders will be able to dispose of our shares at favorable prices, or at all.

The SEC has recently issued proposed rules relating to certain activities of SPACs. Certain of the procedures that we, a potential Business Combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete a Business Combination and may make it more difficult to complete a Business Combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) that would, among other items, impose additional disclosure requirements in business combination transactions involving special purpose acquisition companies (“SPACs”) and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and provide a safe harbor from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”), if certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities are satisfied. The SPAC Rule Proposals have not yet been adopted and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs.

Certain of the procedures that we, a potential Business Combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing a Business Combination, and may make it more difficult to complete a Business Combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose. If we were to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash, it would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. In the event of our liquidation, our warrants would expire worthless, and our securityholders would lose the opportunity to invest in a successor operating business following a Business Combination, including the potential appreciation in the value of our securities following such a transaction.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a Business Combination and liquidate the Company.

As described above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as Anzu could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a business combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete a Business Combination no later than 24 months after the effective date of the IPO Registration Statement.

~~Because the SPAC Rule Proposals have not yet been adopted, there~~There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, ~~that has not entered into a definitive agreement within 18 months after the effective date of its IPO Registration Statement or that does not complete its initial business combination within 24 months. We~~in certain circumstances. To mitigate the risk of us being deemed to be an investment company under the Investment Company Act, we could liquidate the investments in the Trust Account and hold all funds in the Trust Account in cash. However, we intend, until the earlier of (a) the consummation of the Business Combination and (b) the liquidation of the Trust Account, to continue to maintain the Trust Account funds in cash equivalents, which currently consist of United States government securities and government money market funds registered under the Investment Company Act.

~~However, it~~It is possible that a claim could be made that we have been operating as an unregistered investment company. For so long as the Trust Account Funds are held in cash equivalents as described above, the risk that we may be considered an unregistered investment company is greater than that of a SPAC that has elected to liquidate such investments and to hold all funds in its trust account in cash. If we are deemed to be an investment company and subject to compliance with and registration under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to additional burdensome regulatory requirements and expenses for which we have not allotted funds. As a result, if we are deemed an investment company under the Investment Company Act, we may abandon our efforts to consummate a Business Combination and instead liquidate the Company. In the event of our liquidation, our warrants would expire worthless, and our securityholders would lose the opportunity to invest in a successor operating business following a Business Combination, including the potential appreciation in the value of our securities following such a transaction. If we are deemed to be an investment company, there is also a risk of an enforcement action brought by the SEC, and contracts pertaining to the Business Combination could potentially be voidable.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions or repurchases by us of our shares, in which event we will reduce the redemption or repurchase proceeds otherwise payable to stockholders in connection with such redemption or repurchase by an amount equal to 1% of the fair market value of the shares being redeemed or repurchased.

On August 16, 2022, the IR Act was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations, such as ourselves, and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. ~~However~~In the case of stock that is traded on an established securities market, such as our Class A Common Stock, the fair market value of the stock

PROPOSAL NO. 1 — THE EXTENSION AMENDMENT PROPOSAL

Overview

Anzu is proposing to amend its Certificate of Incorporation to extend the date by which Anzu has to consummate a Business Combination to the Charter Extension Date so as to give Anzu additional time to complete a Business Combination.

Without the Charter Extension, Anzu believes that Anzu may not be able to complete a Business Combination on or before the Original Termination Date. If that were to occur, Anzu would be forced to liquidate, in which case Anzu’s warrants would expire worthless and Anzu’s securityholders would lose the opportunity to invest in a successor operating business following a Business Combination, including the potential appreciation in the value of Anzu’s securities following such a transaction.

As contemplated by the Certificate of Incorporation, if the Charter Extension is implemented, the holders of Public Shares may elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account, including interest, which interest shall be net of taxes payable (including the deduction of the amount of any excise tax as described below). Anzu will not proceed with the Charter Extension unless the Maximum Redemption Condition is met or is waived by the Board in its sole discretion.

On                , 2023, the most recent practicable date prior to the date of this proxy statement, the redemption price per share was approximately $                , which is equal to the aggregate amount on deposit in the Trust Account of approximately $                million as of such date, divided by the total number of then-outstanding Public Shares, less $                per share to cover any applicable excise tax under the IR Act. The closing price of the Public Shares on Nasdaq on                , 2023, was $                . If the closing price of the Public Shares was to remain the same until the date of the Stockholder Meeting, exercising redemption rights would result in a public stockholder receiving approximately $                [more/less] per share than if the shares were sold in the open market (based on the current per share redemption price as of                , 2023). Anzu cannot assure stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such stockholders wish to sell their shares.

Reasons for the Extension Amendment Proposal

Anzu’s Certificate of Incorporation provides that Anzu has until March 4, 2023 to complete a Business Combination. The Board believes that it is in the best interests of Anzu stockholders that the Charter Extension be obtained so that Anzu will have an additional amount of time to consummate a Business Combination. Without the Charter Extension, Anzu believes that Anzu may not be able to complete a Business Combination on or before March 4, 2023. If that were to occur, Anzu would be forced to liquidate.

Anzu has entered into a letter of intent regarding a business combination with a US-based medical device company that has developed and is in early clinical testing of an implanted device that already received “Breakthrough Device Designation” from the Food and Drug Administration. Anzu currently expects to file definitive agreements in January or February 2023, execute the definitive documents shortly following the Stockholder Meeting and close in the first half of 2023. The letter of intent contains certain conditions to the closing of the business combination, including but not limited to Anzu having more than $40.0 million in the Trust Account immediately prior to any redemptions at the closing of the business combination. There can be no assurance Anzu will execute definitive agreements or close on the timeline currently expected or at all.

The Extension Amendment Proposal is essential to allowing Anzu additional time to consummate a Business Combination. Unless waived by the Board in its sole discretion, Anzu will not proceed with the Charter Extension if the Maximum Redemption Condition is not met (WHICH REQUIRES THAT A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS DO NOT REDEEM OR REDEEM ONLY A PORTION OF THEIR PUBLIC SHARES). Additionally, approval of the Extension Amendment Proposal is a condition to the implementation of the Charter Extension.

In addition, Anzu intends, until the earlier of (a) the consummation of the Business Combination and (b) the liquidation of the Trust Account, to continue to maintain the Trust Account funds in cash equivalents, which currently consist of United States government securities and government money market funds registered under the Investment Company Act.

If the Extension Amendment Proposal is Not Approved

If the Extension Amendment Proposal is not approved and a Business Combination is not completed on or before the Original Termination Date, then, as contemplated by and in accordance with the Certificate of Incorporation, Anzu will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable, including the deduction of the amount of any excise tax, if applicable), divided by the total number of then-outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Anzu’s remaining stockholders and the Board, liquidate and dissolve, subject in each case to Anzu’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. Under recently issued Treasury guidance, redemptions of the Public Shares in connection with a complete liquidation of the Company generally would not be subject to the excise tax. There will be no distribution from the Trust Account with respect to Anzu’s warrants, which will expire worthless in the event of our winding up. In addition, Anzu’s securityholders would lose the opportunity to invest in a successor operating business, including the potential appreciation in the value of Anzu’s securities following such a transaction.

The Class B Holders have waived their rights to participate in any liquidation distribution with respect to the 10,625,000 shares of Class B Common Stock held by them.

If the Extension Amendment Proposal is Approved

If the Extension Amendment Proposal is approved, Anzu shall procure that all filings required to be made with the Delaware Secretary of State in connection with the Extension Amendment Proposal to extend the time it has to complete a Business Combination until the Charter Extension Date are made. Anzu will then continue to attempt to consummate a Business Combination until the Charter Extension Date. Anzu will remain a reporting company under the Exchange Act and its Public Shares and Public Warrants will remain publicly traded during this time.

However, unless waived by the Board in its sole discretion, Anzu will not proceed with the Charter Extension if the Maximum Redemption Condition is not met (WHICH REQUIRES THAT A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS DO NOT REDEEM OR REDEEM ONLY A PORTION OF THEIR PUBLIC SHARES).

In addition, if the Extension Amendment Proposal is approved and if, following such approval, Anzu has at least $40.0 million remaining in the Trust Account after taking into account the Redemptions, Anzu has agreed to waive its right under the Certificate of Incorporation to withdraw up to $100,000 of interest from the Trust Account to pay dissolution expenses.

Interests of the Sponsor and Anzu’s Directors and Officers

When considering the recommendation of the Board, Anzu stockholders should be aware that aside from their interests as direct or indirect stockholders, the Sponsor and certain members of the Board and officers of Anzu have interests that are different from, or in addition to, those of other stockholders generally. The Board was aware of and considered these interests, among other matters, in recommending to Anzu stockholders that they approve the Extension Amendment Proposal. Anzu stockholders should take these interests into account in deciding whether to approve the Extension Amendment Proposal:

•	the fact that the Sponsor paid $12,500,000 for 12,500,000 Private Placement Warrants, each of which is exercisable commencing on the later of 12 months from the closing of our Initial Public Offering